UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         STREICHER MOBILE FUELING, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    862924107
         --------------------------------------------------------------
                                 (CUSIP Number)


                                 August 29, 2003
  -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

         |_|   RULE 13D-1(B)

         |X| RULE 13D-1(C)

         |_|   RULE 13D-1(D)


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CUSIP NO. 862924107                                                SCHEDULE 13G
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1      NAMES OF REPORTING PERSONS

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Triage Management LLC

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (A)
                            (B)

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3      SEC USE ONLY

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4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

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                        5      SOLE VOTING POWER

      NUMBER OF                0
                        --------------------------------------------------------
        SHARES          6      SHARED VOTING POWER

     BENEFICIALLY              675,000 (1)
                        --------------------------------------------------------
       OWNED BY

         EACH           7      SOLE DISPOSITIVE POWER

       REPORTING               0
                        --------------------------------------------------------
        PERSON          8      SHARED DISPOSITIVE POWER

         WITH                  675,000 (1)

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9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          675,000 (1)

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10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                             |_|

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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.5%
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12        TYPE OF REPORTING PERSON

          OO
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(1) This Schedule 13G filing includes 675,000 warrants to purchase shares of the
Issuer's Common Stock, which by reason of exercise rights, results in the holdings reported herein.



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ITEM 1.(A)    NAME OF ISSUER:

       Streicher Mobile Fueling, Inc.

       (B)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

       The principal business offices of the Issuer are located at 800 West Cypress Creek Road, Suite 580, Fort Lauderdale, Florida 33309.

ITEM 2.(A)    NAME:

       This statement is being filed by Triage Management LLC.

       (B)    PRINCIPAL BUSINESS ADDRESS:

       The principal business offices of Triage Management LLC are located at 401 City Avenue, Suite 526, Bala Cynwyd, Pennsylvania 19004.

       (C)    CITIZENSHIP:

       Delaware.

       (D)    TITLE OF CLASS OF SECURITIES:

       Common Stock, par value $.01 per share.

       (E)    CUSIP NUMBER:

       862924107.

ITEM 3. IF THIS  STATEMENT IS FILED  PURSUANT TO RULE  13D-1(B),  OR 13D-2(B) OR
        (C):

       See Row 12 of cover page ("Type of Reporting Person") for the Reporting Person.



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

       If this statement is filed pursuant to Rule 13d-1(c), check this box [X].

ITEM 4.       OWNERSHIP.

       (A)    AMOUNT BENEFICIALLY OWNED:

       The responses of the Reporting Person to Row 9 of the cover page is incorporated herein by reference.

       (B)    PERCENTAGE OF CLASS:

The response of the Reporting Person to Row 11 of the cover page is incorporated herein by reference. The percentage is based upon 7,248,470 shares of Common Stock reported as outstanding as of September 30, 2003 by the Issuer in its Annual Report on Form 10-K for the fiscal year ended June 30, 2003.

       (C)    NUMBER OF SHARES TO WHICH SUCH PERSON HAS:

       (i)    sole power to vote or direct the vote

       (ii)    shared power to vote or direct the vote

       (iii)  sole power to dispose or to direct the disposition of

       (iv)   shared power to dispose or to direct the disposition of

       The response of the Reporting Person to Rows 5-8 of the cover page are incorporated herein by reference.

       The Reporting Person and those persons listed on EXHIBIT B attached hereto may be deemed members of a group within the meaning of Section 13(d)(3) (the "Group"), which in the aggregate may be deemed to beneficially own, by reason of conversion or exercise right, a total of 675,000 shares of Common Stock, consisting of 8.5% of the Issuer's Common Stock. The Reporting Person disclaims beneficial ownership of any of the securities covered by this Schedule 13G.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Not applicable.



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


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         See EXHIBIT B attached hereto.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not applicable.

ITEM 10. CERTIFICATION

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






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


                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 8, 2003                        Triage Management LLC


                                               By:  /s/ Leon Frenkel
                                                  ------------------------------
                                                  Name:  Leon Frenkel
                                                  Title: Managing Member







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


                                  EXHIBIT INDEX

Exhibit  A -  Joint  Filing  Agreement  dated as of October 8, 2003 by and among
              Triage Capital Management, L.P., Triage Management, LLC, Triage Offshore Fund, Ltd, Triage Advisors, LLC and Leon Frenkel.

Exhibit B -   Members of the Filing Group
















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